 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Cittadini, Peter (Last) (First) (Middle) 701 Gateway Boulevard (Street) South San Francisco, CA 94080 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Actuate Corporation ACTU 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 03/03/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           President and Chief Executive Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Option (right to buy)	$1.49	03/03/2003		A		79118		01/12/2001 (1)	01/11/2010	common stock	79118	(1)	1	D
Option (right to buy)	$1.49	03/03/2003		A		600000		(2)	01/11/2010	common stock	600000	(2)	1	D
Option (right to buy)	$1.49	03/03/2003		A		300000		(3)	01/01/2011	common stock	300000	(3)	1	D
Option (right to buy)	$1.49	03/03/2003		A		39559		12/17/2001 (4)	04/16/2011	common stock	39559	(4)	1	D
Option (right to buy)	$1.49	03/03/2003		A		1000000		(5)	04/16/2011	common stock	1000000	(5)	1	D

Explanation of Responses:

(1)On August 30, 2002, the Reporting Person tendered to the Issuer, for cancellation, an option granted to the Reporting Person on January 12, 2000. In exchange, the Reporting Person received a replacement option with the same vesting date as the cancelled option.
(2)On August 30, 2002, the Reporting Person tendered to the Issuer, for cancellation, an option granted to the Reporting Person on January 12, 2000. In exchange, the Reporting Person received a replacement option, which becomes exercisable as to 25% of the shares after one year from the cancelled option's grant date and for the balance in a series of equal monthly installments over the following 36 months.
(3)On August 30, 2002, the Reporting Person tendered to the Issuer, for cancellation, an option granted to the Reporting Person on January 2, 2001. In exchange, the Reporting Person received a replacement option, which becomes exercisable as to 25% of the shares after one year from the cancelled option's grant date and for the balance in a series of equal monthly installments over the following 36 months.
(4) On August 30, 2002, the Reporting Person tendered to the Issuer, for cancellation, an option granted to the Reporting Person on April 17, 2001. In exchange, the Reporting Person received a replacement option with the same vesting date as the cancelled option.
(5)On August 30, 2002, the Reporting Person tendered to the Issuer, for cancellation, an option granted to the Reporting Person on April 17, 2001. In exchange, the Reporting Person received a replacement option, which becomes excercisable as to 1/3 of the option shares after one year from the cancelled option's grant date and for the balance in a series of equal monthly installments over the following 24 months.

By:	Date:
/s/ Peter I. Cittadini	03/03/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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